EXHIBIT 21.1
SUBSIDIARIES OF PMFG, INC.

Name	Domicile	Ownership

Bos-Hatten, Inc.	New York	100%
BurMan Management, Inc.	Texas	100%
Burgess-Manning Europe Limited	United Kingdom	100%
Burgess-Manning, Inc.	Texas	100%
Burgess Manning, (India) Pvt., Ltd.	India	51%
Burgess-Manning, S.A.	France	100%
Nitram Energy, Inc.	New York	100%
Peerless, Europe Ltd.	United Kingdom	100%
Peerless Manufacturing Canada, Ltd.	British Columbia	100%
Peerless Mfg. Co.	Texas	100%
PMC Acquisition, Inc.	Texas	100%
Skimovex B.V.	Netherlands	100%